FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Notice of Annual and Special Meeting of Shareholders on June 2, 2005
99.2  Management Information and Proxy Circular
99.3  Report of Voting Results at Annual and Special Meeting of Shareholders

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in foreign countries, corruption, requests for improper payments, uncertain legal enforcement, regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for the development of the Brisas project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study (including any updates thereto) significantly differ or change as a result of actual results in our expected construction and production at the Brisas project, risk that actual mineral reserves may vary considerably from estimates presently made, impact of currency, metal prices and metal production volatility, changes in proposed development plans (including technology used), our dependence upon the abilities and continued participation of certain key employees, and risks normally incident to the operation and development of mining properties. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: May 2, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Notice of Annual and Special Meeting of Shareholders on June 2, 2005

GOLD RESERVE INC.

926 W. Sprague Avenue, Suite 200, Spokane, WA  99201

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the "Meeting") of the holders of Class A common shares and Class B common shares (collectively, the "Shareholders") of GOLD RESERVE INC. (the "Company") will be held at the Spokane Club, located at 1002 W. Riverside, Spokane, Washington USA, on Thursday, the 2nd day of June, 2005 at 9:30 a.m. (Pacific daylight time) for the following purposes:

1) To elect members to the Board of Directors of the Company to hold such positions until the next annual meeting of Shareholders or until their successors are elected and have qualified;

2) To appoint auditors of the Company for the year ended December 31, 2005 and any interim period;

3) To approve the increase in options available to the 1997 Incentive Stock Option Plan by an additional 800,000 common shares;

4) To approve the issuance of 75,000 Class A common shares of the Company for purchase by the KSOP Plan; and

5) To conduct any other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Computershare Trust Company, Inc., P.O. Box 1596, Denver, Colorado 80201-9975 not later than the close of business on the business day immediately preceding the Meeting or any adjournment thereof. An Information Circular and a copy of the Annual Report accompany this notice. The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

DATED at the City of Spokane, in the State of Washington, USA this 14th day of April, 2005.

BY ORDER OF THE DIRECTORS
Rockne J. Timm
Chief Executive Officer


99.2  Management Information and Proxy Circular

GOLD RESERVE INC.
INFORMATION CIRCULAR (Containing information as of April 14, 2005)

MANAGEMENT SOLICITATION OF PROXIES

This Management Information and Proxy Circular is furnished in connection with the solicitation of proxies by the management of GOLD RESERVE INC.
(the "Company") to be voted at the Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held on Thursday, the 2nd day of June, 2005 at 9:30 a.m. (Pacific daylight time), at the Spokane Club located at 1002
W. Riverside, Spokane, Washington and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by regular employees of the Company. Employees will not receive any extra compensation for such activities. The Company may pay brokers, nominees or other persons holding shares of the Company in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such shares, and obtaining their proxies. The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting. The cost of all solicitations of proxies will be borne by the Company. Except where otherwise stated, the information contained herein is given as of the 14th day of April, 2005.

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are Directors or Officers of the Company. A Shareholder submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company. To exercise this right, the Shareholder may insert the name of the desired representative in the blank space provided in the proxy or may submit another appropriate form of proxy. The completed proxy must be deposited at the office of Computershare Trust Company, Inc., P.O. Box 1596, Denver, Colorado 80201-9975, not later than the close of business on the business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment thereof, otherwise the instrument of proxy will be invalid.

You may revoke or change your proxy at any time before it is exercised at the Meeting. In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by sending or depositing a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201. You may also revoke your proxy by giving notice or by voting in person at the Meeting.

Shareholders appearing in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously voted shares.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such choice being specified, such shares will be voted "for" the matters specifically identified in the Notice of Annual and Special Meeting of Shareholders accompanying this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Shareholders.

In February 1999, the Gold Reserve Corporation became a subsidiary of the Company, the successor issuer. For the purposes of disclosure in this Information Circular, references to the Company prior to February 4, 1999 are references to Gold Reserve Corporation.

VOTING RIGHTS AND PRINCIPAL SHAREHOLDERS

The Company's issued and outstanding shares consist of Class A common shares (each, a "Class A Share") and Class B common shares (each, a "Class B Share"). Unless otherwise noted, references to Common Shares in this Information Circular include both Class A Shares and Class B Shares. Holders of Class A Shares and holders of Class B Shares (collectively, the "Shareholders") are entitled to one vote per share and will vote as a single class on all matters to be considered and voted upon at the Meeting or any adjournment thereof. As of April 14, 2005, there were 34,649,819 issued and outstanding Class A Shares and 1,157,397 issued and outstanding Class B Shares for a total of 35,807,216 Common Shares eligible to vote.

The Company has set the close of business on April 25, 2005 as the record date for the Meeting. The Company will prepare a list of Shareholders of record at such time. Shareholders will be entitled to vote the shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting or any adjournment thereof.

To the knowledge of the Directors and senior officers of the Company, as of April 14, 2005, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the voting rights attached to the Common Shares.

A quorum for the transaction of business at any meeting of the Shareholders shall be holders of at least one-third (1/3) of the outstanding Common Shares present in person or represented by proxy. Except as otherwise stated in this Information Circular, the affirmative vote of the holders of a majority of the Common Shares present at the Meeting, in person or by proxy, is required to approve all items presented in this Information Circular.

BUSINESS OF THE MEETING

Item 1 - Election of Directors

The articles of the Company provide that the Board of Directors (the "Board") shall consist of a minimum of 3 and a maximum of 15 Directors, with the actual number of Directors to be determined from time to time by the Board. The Company's Board presently consists of seven members.

The Board held 10 meetings during 2004 at which attendance, in person or by phone, averaged 89%. Various matters were considered and approved by written resolution during the year.

The by-laws of the Company provide that each Director shall be elected to hold office until the next annual meeting of the Company's Shareholders or until their successors are elected and have qualified. All of the current Directors' terms expire the date of the Meeting and it is proposed by management that each of them be re-elected to serve another term.

The following table and notes thereto states the names of each person proposed to be nominated by management for election as a Director, the province or state and country in which he is ordinarily resident, his age, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a Director of the Company and the number of Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

The persons named in the accompanying form of proxy intend to vote for the election of these nominees unless otherwise directed. Management does not contemplate that the nominees will be unable to serve as Directors.

1) Proposed Nominee and Position in the Company
2) Age
3) Principal Occupation
4) Director Since
5) Number of Common Shares Beneficially Owned as of April 14, 2005(1)


1) Rockne J. Timm (2)(3)(6) Washington, USA Chief Executive Officer and
   Director
2) 59
3) Chief Executive Officer of the Company. Mr. Timm is also a Director and President of both MGC Ventures, Inc.
   and Great Basin Energies, Inc.
4) March 1984
5) 1,442,169

1) A. Douglas Belanger (2)(3)(6) Washington, USA President and
   Director
2) 51
3) President of the Company. Mr. Belanger is also a Director and Executive Vice President of both Great Basin Energies, Inc. and MGC Ventures, Inc.
4) August 1988
5) 1,433,192

1) James P. Geyer  Washington, USA Senior Vice-President and Director
2) 52
3) Senior Vice President of the Company.
4) June 1997
5) 465,865

1) James H. Coleman (2)(3)(6), Alberta, Canada, Non-Executive Chairman and Director
2) 54
3) Senior Partner of the law firm of Macleod Dixon LLP of Calgary, Alberta. He is also a Director of various public companies including Great Basin Energies,Inc. and MGC Ventures, Inc.
4) February 1994
5) 234,000

1) Patrick D. McChesney (2)(3)(5), Washington, USA Director
2) 55
3) Controller of Remtech, Inc. and Director of Remediation Technologies Nigeria Ltd. He is also a Director of Great Basin Energies, Inc. and MGC Ventures, Inc.
4) August 1988
5) 132,758

1) Chris D. Mikkelsen (2)(3)(4)(5), Washington, USA Director
2) 53
3) Principal in McDirmid, Mikkelsen & Secrest, P.S. (a certified public accounting firm). Mr. Mikkelsen is also a Director of Great Basin Energies, Inc. and MGC Ventures, Inc.
4) June 1997
5) 294,500

1) Jean Charles Potvin (4)(5), Ontario, Canada  Director
2) 51
3) Director, Chairman and Chief Executive Officer of Tiomin Resources Inc.
4) November 1993
5) 104,168

(1) Includes for each individual shares issuable pursuant to presently exercisable options for Common Shares as of April 14, 2005 or options exercisable within 60 days of April 14, 2005 as follows: Mr. Timm, 594,617; Mr. Belanger, 504,452; Mr. Geyer, 258,874; Mr. Coleman,
161,416; Mr. McChesney, 114,072; Mr. Mikkelsen, 91,519; Mr. Potvin,
76,305.
(2) Messrs. Timm, Belanger, Coleman, McChesney, and Mikkelsen are Directors of Great Basin Energies, Inc., which owns 516,720 Common Shares, or 1.4% of the outstanding Common Shares. The foregoing individuals beneficially own 9.4%, 6.1%, 2.4%, 1.6%, and 1.3%, respectively, of the outstanding Common Shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by Great Basin Energies, Inc.
(3) Messrs. Timm, Belanger, Coleman, McChesney, and Mr. Mikkelsen are Directors of MGC Ventures, Inc., which owns 276,642 Common Shares, or 0.8% of the outstanding Common Shares of the Company. The foregoing individuals beneficially own 10.6%, 10.5%, 4.3%, 3.3%, and 2.3% respectively, of the outstanding Common Shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by MGC Ventures, Inc.
(4) Member of the Compensation Committee.
(5) Member of the Audit Committee.
(6) Member of the Executive Committee.

Each of the foregoing nominees has held his present principal occupation with his current employer or other positions with the same firm throughout the last five years, with the exception of Mr.
McChesney, who in addition to assuming his current position with Remtech, Inc. in 2004, has been president of LMO Test Systems, Inc. since March 1996.

Item 2 - Appointment of Auditors

It is proposed that the firm of PricewaterhouseCoopers LLP be appointed by the Shareholders as independent certified public accountants to examine the financial statements of the Company for the year ending December 31, 2005.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company until the next annual meeting of the Company's Shareholders, or until their successors are duly appointed, at a remuneration to be fixed by the Board.
PricewaterhouseCoopers LLP were first appointed auditors of the Company in 1992.

Item 3 - Amendment of the 1997 Equity Incentive Plan

The Company presently has one active stock option plan, the 1997 Equity Incentive Plan (the "Plan"), and predecessor plans that have been terminated, except for options previously issued under the predecessor plans that, as a result of forfeiture to the Company become subject to reissue, shall be re-issued and administered pursuant to the Plan.

At the Meeting, the Shareholders of the Company will be asked to consider and, if deemed advisable, to approve an ordinary resolution to amend and increase the number of Common Shares reserved pursuant to the Plan.

The Plan currently provides for the grant of both "incentive stock options" and "non statutory options" to purchase Class A Shares, stock appreciation rights ("SARs"), or up to 650,000 shares of restricted stock. To date, 488,000 shares of restricted stock have been granted and 1,313,867 options have been exercised under the Plan (including predecessor plans) totaling 1,801,867 Common Shares or 5% of the current issued and outstanding Common Shares of the Company. Options, including options under the predecessor plans and the Plan, for the purchase of 3,157,022 Class A Shares are outstanding, representing approximately 8.8% of the issued and outstanding Common Shares of the Company.

On February 24, 2005, the Board of the Company authorized an increase in the number of Common Shares reserved pursuant to the Plan, subject to regulatory and shareholder approval, by 800,000 Common Shares or approximately 2.2% of the issued and outstanding Common Shares of the Company (400,000 of which have been authorized for issuance as restricted stock grants or options to purchase Common Shares). This increase is intended to attract and motivate directors, officers, employees of, and service providers to, the Company and its subsidiaries and thereby advance the Company's interests by affording such persons an opportunity to acquire an equity interest in the Company through the exercise of stock options.

As of April 14, 2005, no options for the purchase of Class A Shares remained available for grant under the Plan. Assuming the resolution approving the amendment to the Plan is approved, 800,000 Class A Shares would be available for issuance pursuant to the Plan, representing approximately 2.2% of the issued and outstanding Common Shares of the Company. When adjusted to reflect the reduction of the number of shares available due to exercises of options previously granted and the issuance of restricted shares, the maximum number of Common Shares issuable under the Plan, if the resolution approving the amendment to the Plan is approved, would be 3,957,022 Common Shares, representing approximately 11% of the issued and outstanding Common Shares of the Company.

Approval of this item, for the purposes of complying with the TSX's policy limitations, requires the affirmative vote of a majority of the Common Shares of the Company represented at the Meeting, in person or by proxy, held by persons who are neither directors, executive officers, or other insiders (or associates of insiders) of the Company. As of April 14, 2005, based on information available to the Company, a total of 2,698,370 Common Shares of the Company were held by directors, executive officers, or other insiders (or their associates) of the Company, representing approximately 7.5% of the total outstanding Common Shares at such date.

For a more detailed discussion of the terms and provisions of the Plan, reference should be made to "Executive Compensation - Equity Incentive Plan" in this Information Circular.

The following is the form of ordinary resolution to be approved by the Shareholders at the Meeting:

"BE IT RESOLVED THAT:

1. The amendment of the Plan to increase the number of Common Shares subject to the Plan by 800,000 Common Shares, of which 400,000 shares are authorized to be issued as restricted stock grants or options to purchase Common Shares, is hereby ratified and approved;

2. The directors may revoke this resolution before it is acted upon without further approval of the Shareholders; and

3. Any officer or director is hereby authorized to execute and deliver any documents, instruments or other writings and to do all other acts as may be necessary or desirable to give effect to the foregoing resolution."

The Board has determined that the amendment to the 1997 Equity
Incentive Plan is in the best interests of the Company and recommends that the Shareholders vote in favor of the resolution authorizing such amendment.

Item 4 - Approval of the Purchase of Class A Shares by the KSOP Plan

The Company maintains a retirement plan, the KSOP Plan, for eligible employees. The annual contribution to the KSOP Plan participants is formula-driven based on a percentage of compensation and is used to allocate Class A Shares purchased by the KSOP Plan.

The Board approved the issuance of 75,000 Class A Shares for purchase by the KSOP Plan at a price of US $3.45295 (Cdn. $4.18), which represents the closing market price on the TSX (converted to US $) on March 29, 2005. As of December 31, 2004, 50,319 Class A Shares remained in the KSOP Plan to be allocated to KSOP Plan participants, representing approximately 0.14% of the issued and outstanding Common Shares of the Company at that time.

Assuming the resolution approving the purchase of Class A Shares by the KSOP Plan is approved, 125,319 Class A Shares, representing approximately 0.35% of the issued and outstanding Common Shares of the Company, would be available for allocation to KSOP Plan participants.

In order for the acquisition of Class A Shares by the KSOP Plan to comply with certain requirements of the TSX, this resolution must be approved by a majority of the votes cast on such resolution, other than votes attaching to Common Shares beneficially owned by insiders of the Company eligible to participate in the KSOP Plan or associates of such insiders. In the event this resolution is approved by the holders of at least a majority of the votes cast on this resolution at the Meeting, in person or by proxy by disinterested Shareholders, it will be deemed approved but will remain subject to the policy limitations of the TSX with respect to the number of Class A Shares that may be allocated to directors and executive officers.

As of April 14, 2005, based on information available to the Company, a total of 2,376,256 Class A Shares, or approximately 6.6% of the issued and outstanding Common Shares of the Company, were held by insiders, or their associates, eligible to participate in the KSOP Plan.

Approval of this resolution pursuant to the policies of the TSX will enable the Company to allocate the Class A Shares, pursuant to the employee stock ownership component of the KSOP Plan, to eligible participants in compliance with the TSX's limitations on awards to such persons pursuant to share compensation arrangements.

For a more detailed description of the KSOP Plan, see "Executive
Compensation - KSOP Plan".

The persons named in the accompanying proxy intend to vote for the approval of the authorization to issue 75,000 Class A Shares to the KSOP Plan unless otherwise directed.

The following resolution in respect of the issuance of Class A Shares for the KSOP Plan will be proposed at the Meeting:

"BE IT RESOLVED THAT:

1. The issuance of 75,000 Class A Shares for purchase by the KSOP Plan at a price of US $3.45295 (Cdn. $4.18) be approved, and

2. Any officer or director of the Company is hereby authorized for and on behalf of the Company to execute and deliver all such instruments and documents and to perform and do all such other acts and things as may be deemed advisable in such individual's discretion for the purpose of giving effect to this resolution."

The Board has determined that the issuance to the KSOP Plan of 75,000 Class A Shares is in the best interests of the Company and recommends that the Shareholders vote in favor of the resolution authorizing such issuance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid by the Company to the Chief Executive Officer, the Chief Financial Officer and to each of the next three most highly compensated executive officers who were serving at December 31, 2004 (the "Named Executive Officers").



                                                                                      Long Term Compensation
                                                                                    Awards              Payouts
                            Annual Compensation                                              Restricted
                                                                           Securities       Shares Or
                                                                              Under        Restricted                   All Other
Name and                                                 Other Annual     Options/ SARs       Share        LTIP        Compensation
Principal Position       Year      Salary$    Bonus$    Compensation($)     Granted(#)(1)     Units($)   Payouts($)      ($)(2)
Rockne J. Timm           2004     $217,917   $95,000               -         45,000               -            -          $39,000
Chief Executive Officer  2003      195,000         -               -              -               -            -           42,000
                         2002      195,000         -               -              -               -            -           31,144

Robert A. McGuinness
Vice President Finance   2004      128,333    50,000               -         20,000               -            -           35,667
and CFO                  2003      120,000         -               -         11,500               -            -           26,770
                         2002      120,000         -               -              -               -            -           19,849

A Douglas Belanger       2004      201,250    65,000               -         30,000               -            -           41,000
President                2003      175,000         -               -              -               -            -           39,040
                         2002      175,000         -               -              -               -            -           29,000

James P. Geyer           2004      185,417    57,500               -         25,000               -            -           41,000
Senior Vice President    2003      175,000         -               -              -               -            -           39,040
                         2002      175,000         -               -              -               -            -           29,000

Douglas E. Stewart       2004      114,333    40,000               -         20,000               -            -           30,867
Vice President -         2003      101,000         -               -         25,633               -            -           22,531
Project Development      2002       96,000         -               -              -               -            -           15,839



(1)   Options for Common Shares granted during the year.
(2) Consists of the dollar value of Class A Shares purchased under the Company's KSOP Plan and allocated to the account of each Named Executive Officer during 2004, 2003, and 2002 respectively as follows:
Mr. Timm: 18,785 shares, 39,463 shares, and 49,387 shares; Mr.
McGuinness: 17,180 shares, 25,153 shares, and 31,476 shares; Mr.
Belanger: 19,749 shares, 36,681 shares, and 45,988 shares; Mr. Geyer:
19,749 shares, 36,681 shares, and 45,988 shares; and Mr. Stewart:
14,868 shares, 21,170 shares, and 25,117 shares.


Equity Incentive Plan

Key employees of the Company and its subsidiaries are eligible to receive grants under the 1997 Equity Incentive Plan (the "Plan"). An incentive option may be exercised during the lifetime of the optionee only by the optionee. At such optionee's death an option or any part thereof may only be transferable by such optionee's will or by the laws of descent and distribution. The Board or a committee of the Board is responsible for the administration of the Plan.

Options, stock appreciation rights ("SARs") and restricted stock granted under the Plan are generally granted at the United States Dollar equivalent of the closing sales price of the Class A Shares on the day immediately preceding the grant date, as reported on the TSX . A SAR entitles the holder of the related option, upon exercise of the SAR, to surrender such option or any portion thereof to the extent unexercised, and to receive payment of an amount determined by multiplying (i) the excess of the weighted average trading price on the open market for the Class A Shares for the five (5) trading days immediately preceding the date of exercise of such SAR over the option price under the related option, by (ii) the number of shares as to which such SAR has been exercised. Notwithstanding the foregoing, the agreement evidencing the SAR may limit in any manner the amount payable with respect to any SAR.

The maximum number of shares for which options may be granted to any one person in any year is 300,000 shares. In addition, the total number of shares reserved for issuance to any one person pursuant to options cannot exceed 5% of shares outstanding. Each option grant is limited to a maximum duration of 10 years from the time it is granted, except that an incentive stock option granted to a ten percent shareholder shall have a maximum duration of five years from the time it is granted and the vesting period is discretionary.

An incentive option may be exercised during the lifetime of the optionee only by the optionee. At such optionee's death an option or any part thereof may only be transfered by such optionee's will or by the laws of descent and distribution.

The Plan provides the following for termination of employment with regard to the options outstanding at the date of termination:

Retirement. Any then outstanding options under the Plan may be exercised at any time prior to the earlier of the expiration date of the outstanding options or 12 months after the date of retirement.

For Cause. Any then outstanding options become null and void.
Involuntary Termination of Employment. Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 30 days after the date of termination.

Voluntary Termination of Employment. Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 90 days after the date of termination.

The Board may, at any time and from time to time, modify, amend, suspend or terminate the Plan in any respect. Amendments to the Plan shall be subject to stockholder approval to the extent required to comply with any exemption to the short swing-profit provisions of
Section 16 (b) of the U.S. Exchange Act of 1934, as amended pursuant to rules and regulations promulgated thereunder, with the exclusion for performance-based compensation under Code Section 162 (m), or with the rules and regulations of any securities exchange on which the Shares are listed.

Equity Compensation Plan Information

The following table sets forth the information regarding the Equity Incentive Plan as of December 31, 2004:



                      Number of securities     Weighted-average    Number of
                      to be issued upon        exercise price      securities remaining
                      exercise of              of outstanding      available for future
                      outstanding options,     options, warrants   issuance under equity
Plan Category         warrants and rights      and rights          compensation plans

Equity compensation
  plans approved by
  securityholders         3,316,374               $1.393050            240,937
Equity compensation
  plans not approved
  by securityholders              -                       -                  -
Total                     3,316,374               $1.393050            240,937



KSOP Plan

The Company also maintains a retirement plan, the KSOP Plan, for the benefit of eligible employees of the Company. The KSOP Plan consists of two components- a salary reduction component (401(k)) and stock ownership component (ESOP) and is available to all eligible employees of the Company. Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2005 to $14,000 ($18,000 limit for participants who are 50 or more years of age, or who turn 50 during 2005).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board of Directors and allocations are made in the form of Class A Shares. The number of Class A Shares released for allocation is determined by multiplying the total eligible compensation by the contribution percentage approved by the Board of Directors and dividing that number by the average price of the Class A Shares remaining in the KSOP Plan for distribution. For KSOP Plan year 2005 the Company has adopted a "Safe Harbor" contribution of 3% of eligible compensation. As of December 31, 2004, 50,319 Class A Shares remained in the KSOP Plan to be allocated to KSOP Plan participants, representing approximately 0.14% of the issued and outstanding Common Shares of the Company at that time.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2005) to a maximum of $42,000 ($46,000 limit for participants who are 50 or more years of age or who turn 50 during
2005). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan or any other cash or deferral arrangements.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal
Revenue Code of 1986, as amended.

The Company allocated contributions to eligible KSOP Plan participants for plan years 2004, 2003 and 2002 were $254,779 (122,722 Class A
Shares), $216,432 (203,357 Class A Shares), and $153,003 (242,632 Class
A Shares), respectively. The aggregate number of Class A Shares for the three-year period is 568,711, which represents 1.6% of the current issued and outstanding Common Shares of the Company.


Options Granted For Shares of the Company to the Named Executive
Officers During the Year Ended December 31, 2004.

The following table sets forth information concerning grants of stock options to the Named Executive Officers pursuant to the rules and policies of the TSX and the American Stock Exchange in accordance with the provisions of the Regulations during the fiscal year ended December 31, 2004:



                                                               Market Value of
                                    % of Total                    Securities
                      Securities     Options        Exercise      Underlying
                         Under      Granted to         or          Options on
                        Options    Employees in    Base Price   Date of Grant     Expiration
Name                    Granted    Fiscal year    ($/Security)  ($/Security)(1)     Date
----------------------------------------------------------------------------------------------
Rockne J. Timm           45,000       8.83%           $3.39           $3.39      July 26, 2009
Robert A. McGuinness     20,000       3.93%           $3.39           $3.39      July 26, 2009
A. Douglas Belanger      30,000       5.89%           $3.39           $3.39      July 26, 2009
James P. Geyer           25,000       4.91%           $3.39           $3.39      July 26, 2009
Douglas E. Stewart       20,000       3.93%           $3.39           $3.39      July 26, 2009


(1) Based on the closing price on the TSX converted to US dollars at time of grant.

Aggregated Option Exercises During the Year Ended December 31, 2004 and Option Values as of December 31, 2004.

The following table sets forth all options exercised during 2004 and financial year-end values for options granted to the Named Executive Officers of the Company.



                                                                      Value of
                                                                     Unexercised
                                                   Unexercised      in-the-Money
                                                   Options/SARs     Options/SARs
Name                  Securities     Aggregate     at FY-End (#)     at FY-End ($)(2)
                     Acquired on      Value         Exercisable/       Exercisable/
                     Exercise (#)    Realized (1)  Unexercisable    Unexercisable
-----------------------------------------------------------------------------------
Rockne J. Timm           91,750      $230,847        649,950/-     $2,284,099/-
Robert A. McGuinness     50,000       136,748        271,122/-        912,160/-
A. Douglas Belanger      35,000        88,986        568,955/-      2,014,939/-
James P. Geyer           20,000        50,736        289,209/-        999,658/-
Douglas E. Stewart       20,000        56,336         83,000/-        207,938/-


(1) The "Aggregate Value Realized", if applicable, was calculated by determining the difference between the market value of the securities acquired on the date of exercise (based on the closing price on the American Stock Exchange on the date of exercise, which approximates the closing price on the TSX also on the date of exercise) less the exercise price of the options exercised.

(2) The "Value of Unexercised In-The-Money Options at FY-End" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2004, the closing price of the shares of common stock on the American Stock Exchange was $4.47.

Report on Re-pricing of Options in Last Ten Completed Fiscal Years

During the last ten years the Shareholders approved two re-pricings of certain options held by the Named Executive Officers. The first re-pricing, dated April 3, 2000 and approved on June 2, 2000, was re-priced at a 25% premium to the market price of the Company's shares. The second re-pricing, dated December 20, 2000 and approved June 8,
2001, was re-priced at a 50% premium to the market price of the Company's shares and fifty-percent of all vested options, or immediately exercisable options, were unvested for the following twelve-month period. All repriced options have five-year lives from the date of approval by Shareholders. The following table details the re-pricing information for options held by Named Executive Officers for the last ten years:



                                Securities        Market                                      Length of
                               Under Options/    Price of        Exercise                     Original
                                                Securities at     Price                     Option Term
                                    SARs         Time of Re-     at Time of       New       Remaining at
                                 Re-priced       pricing or     Re-pricing or  Exercise       Date of
                 Date of        or Amended        Amendment      Amendment       Price       Repricing
Name            Repricing          (#)         ($/Security)    ($/Security)    ($/Security) or Amendment
-----------------------------------------------------------------------------------------------------------
Rockne J. Timm    June 2, 2000     209,833         $0.73          $3.75          $1.00           2.8 years
                  June 8, 2001      27,200          0.47           1.13           0.72           1.7 years
                                    40,000          0.47           1.50           0.72           3.1 years
                                    50,000          0.47           2.59           0.72           2.2 years
                                   125,000          0.47           3.25           0.72           2.3 years
                                   244,667          0.47           3.75           0.72           2.2 years

Robert A.         June 2, 2000     92,207           0.73           3.75           1.00           2.8 years
McGuinness        June 8, 2001     30,000           0.47           1.50           0.72           3.1 years
                                   68,417           0.47           2.59           0.72           2.2 years
                                  115,998           0.47           3.75           0.72           2.2 years

A. Douglas
Belanger          June 2, 2000    172,652           0.73           3.75           1.00           2.8 years
                  June 8, 2001     26,000           0.47           1.13           0.72           1.7 years
                                   30,000           0.47           1.50           0.72           3.1 years
                                   65,000           0.47           2.59           0.72           2.2 years
                                   50,000           0.47           3.25           0.72           2.3 years
                                  230,303           0.47           3.75           0.72           2.2 years

James P.
Geyer             June 2, 2000     84,736           0.73           3.75           1.00           2.8 years
                  June 8, 2001     30,000           0.47           1.50           0.72           3.1 years
                                   64,209           0.47           2.59           0.72           2.2 years
                                    5,000           0.47           2.88           0.72           7.0 years
                                  100,264           0.47           3.75           0.72           2.2 years

Douglas E.
Stewart           June 8, 2001     79,367           0.47           1.50           0.72           3.1 years


Termination of Employment, Change in Responsibilities and Employment
Contracts

At this time, there are no written contracts of employment as between the Company and the Named Executive Officers.

The Company has entered into agreements with each of the Named Executive Officers in order to induce them to remain with the Company in the event of a change of control (as defined in the agreements) (the "Change of Control Agreements"). The Board decided to implement such Change of Control Agreements given, among other things, the Named Executive Officers' familiarity and long-standing involvement with the Brisas project and the importance of each of their continued involvement in the on-going development of the Brisas project.

In the event of a change in control of the Company, each Named Executive Officer is entitled to, among other things, continue his employment with the Company and, if his employment is terminated within seven months following such change in control (other than for cause, disability, retirement or death) or if the Named Executive Officer terminates his employment for good reason (as defined in the agreements) at any time within seven months following the change of control, such individual will be entitled to receive, among other things, two or three times his annual salary and KSOP contributions, an amount equal to all bonuses received during the twelve months prior to the change of control, maintenance of health and insurance benefits for a period of 36 months and the buy-out of the cash value of any unexercised stock options (if so elected by the Named Executive Officer).

Composition of the Compensation Committee

The Company's compensation program was administered during 2004 by the Compensation Committee of the Board (the "Compensation Committee"), composed of Mr. Mikkelsen and Mr. Potvin. The function of the Compensation Committee was to evaluate the Company's performance and the performance of its executive officers, approve the cash and equity-based compensation of such executive officers and submit such approvals to the full Board for ratification. Compensation matters relating to the directors were administered by the full Board of Directors.

Report on Executive Compensation

The goal of the compensation program is to attract, retain and reward employees and other key individuals who contribute to both the immediate and the long-term success of the Company. Contributions are largely measured subjectively, and are rewarded through cash and equity-based compensation vehicles.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, against development objectives and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

The components of executive compensation are as follows:

Base Salary. The administration of the program requires the Compensation Committee to review annually the base salary of each executive officer of the Company and to consider various factors, including individual performance, experience, time in position, future potential, responsibility, and the executive's current salary in relation to the executive salary range at other mining companies. These factors are considered subjectively and none are accorded a specific weight.

Bonuses. In addition to base salary, the Compensation Committee from time-to-time recommends to the Board payments of discretionary bonuses to executives and selected employees. Such bonuses are based on the same criteria and determined in a similar fashion as described above.

Equity. The Compensation Committee from time-to-time recommends to the Board grants of options and/or restricted stock awards to executives and selected employees. In addition, the Compensation Committee annually determines the contribution by the Company to the KSOP Plan for allocation to individual participants. Participation in the KSOP Plan by individual employees, including officers, is governed by the terms of the KSOP Plan.

Chief Executive Officer's Compensation

It is the responsibility of the Compensation Committee to review and recommend the compensation package for the Chief Executive Officer based on the same factors as those used in determining the base salaries for the other Named Executive Officers listed above.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company's Chief Executive Officer, primarily because the Compnay does not yet have a producing mine or other operations from which such quantitative data can be derived. As a consequence, the determination of the Chief Executive Officer's compensation in 2004 was largely subjective, and was based on the Company's progress in addressing its more immediate concerns, continued exploration, and identifying and analyzing new corporate opportunities.

Mr. Timm's annual base salary was adjusted in August 2004 to $250,000. The adjustment was made after a review of his individual performance, responsibility, performance of the Company and a comparison of compensation packages in peer group companies.

Report submitted by Compensation Committee of the Board

s/ Chris D. Mikkelsen
s/ Jean Charles Potvin

Performance Graph

The following chart compares the total cumulative shareholder return (assuming re-investment of dividends) for $100 invested in shares of the Company with the cumulative total return of the Nasdaq Market and the S & P Gold and Precious Metals Mining Index. for the period commencing on December 31, 1999 and ending on December 31, 2004.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG GOLD RESERVE INC., THE NASDAQ STOCK MARKET
(U.S.) INDEX AND THE S & P GOLD INDEX

CHART


Compensation of Directors

Consistent with the Board's intent to have both Directors and management hold shares of the Company, non-employee Directors, Messrs. Coleman, McChesney, Mikkelsen and Potvin, were each granted 10,000 Class A Shares in February 2005 for services during the fiscal year ended December 31, 2004. The value of each share was US $3.92524.

Mr. Coleman, a senior partner in the law firm of Macleod Dixon, was paid approximately $86,250, for services related to his position as director of the Company, during the fiscal year ended December 31, 2004.

Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

The following table sets forth information concerning grants of stock options to the Directors pursuant to the rules and policies of the TSX and the American Stock Exchange in accordance with the provisions of the Regulations during the fiscal year ended December 31, 2004.


                                                            Market
Name           Securities    % of Total                     Value of
                 Under      Options Granted   Exercise or   Securities
                Options    to Employees        Base Price   Underlying Options
                 Granted    in Fiscal year    ($/Security)  on Date of Grant
                                                            ($/Security) (1)     Expiration Date

James H. Coleman  75,000        14.7           $4.00437         $4.00437         January 21, 2009


(1) Based on the closing price on the TSX converted to US dollars at time of grant.


The following sets forth information concerning the exercise of stock options by the non-employee Directors during the fiscal year ended December 31, 2004:



                                                      Unexercised       Value of Unexercised
                                                      Options/SARs      in-the-Money
                       Securities                     at FY-End         Options/SARs at
                       Acquired on                    (#)               FY-End ($) (2)
                       Exercise     Aggregate Value   Exercisable/      Exercisable/
Name                   (#)          Realized (1)      Unexercisable     Unexercisable

J. C. Potvin           20,000       $52,600           100,612 / -       362,771 /-
Patrick D. McChesney    5,000        12,684           127,385 / -       469,739 /-
James H. Coleman            -             -           174,166 / 37,500  511,136 / 17,461
Chris D. Mikkelsen     10,000        40,000           112,278 / -       373,230 / -


(1) The "Aggregate Value Realized", if applicable, was calculated by determining the difference between the market value of the securities acquired on the date of exercise (based on the closing price on the American Stock Exchange on the date of exercise, which approximates the closing price on the TSX also on the date of exercise) less the exercise price of the options exercised.
(2) The "Value of Unexercised In-The-Money Options at FY-End" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2004, the closing price of the shares of common stock on the American Stock Exchange was $4.47.


Directors and Officers Insurance

The Company recently purchased a directors and officers liability insurance policy. Subject to its terms and conditions, the policy provides coverage to the Directors and Officers for claims arising out of non-indemnifiable wrongful acts to the insured entity with respect to its indemnification of the Directors & Officers and to the entity itself for securities claims. The policy has an aggregate limit of $10,000,000 and an indemnifiable claim retention of $250,000. The retention for non-indemnifiable claims is $0. The annual premium payable by the Company under the policy is $250,000.


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES PURCHASE PROGRAMS

The following table sets forth the indebtedness to, or guaranteed or supported by, the Company or any of its subsidiaries, of each Director, executive officer, senior officer, proposed nominee for election as a Director and each associate of any such Director, officer or proposed nominee in respect of indebtedness to the Company, other than indebtedness under securities purchase programs, since the beginning of the most recently completed financial year:



                             Involvement of         Largest Amount               Amount Outstanding
Name and Principal Position  Issuer or Subsidiary   Outstanding During 2004(1)   at April 14, 2005

Rockne J. Timm
President and CEO
 and Director                Lender                 $23,500                       -

Robert A. McGuinness,
VP Finance, CFO
                             Lender                  62,500(2)                    -
James P. Geyer,
Senior VP and Director       Lender                  18,200                       -

Douglas E. Stewart
Vice President Project
Development                  Lender                   4,900                       -

Total                                               109,100                       -


(1) The indebtedness represents amounts loaned to these individuals by the Company. The Company held Promissory Notes for each amount loaned at an interest rate of 4.57%. Each of the Notes was satisfied during 2004.
(2) This amount included an outstanding loan of $50,000, bearing interest at 5.2% and secured by a second mortgage on his residence. The loan was paid in full during 2004.


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors, officers of the Company, nor any person or corporation owning more than 10% or any class of voting securities of the Company, nor any associates or affiliates of any of them, had or has any material interest in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee of the Board of Directors operates within a written mandate, as approved by the Board of Directors, which describes the Committee's objectives and responsibilities. The full text of the Audit Committee Charter is attached as Appendix A to this Information Circular.

Composition of the Audit Committee

The Audit Committee is composed of the following 3 directors:
Chris D. Mikkelsen (Chair)
Jean Charles Potvin
Patrick D. McChesney

The Board of Directors has determined each member of the Audit Committee to be "independent" and "financially literate" as such terms are defined under Canadian securities laws. In addition, the Chair of the Committee, Mr. Mikkelsen, is considered by the Board to qualify as an "audit committee financial expert" as defined by the SEC. The Board has made these determinations based on the education and experience of each member of the Committee, as outlined below.

Relevant Education and Experience

The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:

Mr. Mikkelsen is a Principal in McDirmid, Mikkelsen & Secrest, P.S., a certified public accounting firm. Mr. Mikkelsen has a Professional Accounting degree from Eastern Washington University. After working for a national accounting firm, he left in 1976 to form McDirmid, Mikkelsen and Secrest, P.S. He has extensive technical audit and accounting experience related to a variety of industries. Mr. Mikkelsen has been Chair of, and a member of, this Committee since August 1998.

Mr. Potvin is Chief Executive Officer of Tiomin Resources Inc., a company involved in the development of several large titanium-bearing mineral sands deposits in Kenya. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.). Mr Potvin is also Chairman of Sulliden Exploration Inc., a public Canadian mineral exploration company, where he sits on the audit committee. He is also a member of the audit committee of Polaris Energy Corporation, a publicly-listed geothermal-based power producer. Mr. Potvin has been a member of this Committee since August 2003.

Mr. McChesney is the Controller of Remtech, Inc., a general construction and environmental remediation company, and a Director of Remediation Technologies Nigeria Ltd., where he is responsible for the financial statements. He is also President of LMO Test Systems, Inc., a manufacturer of automated test equipment for the semiconductor industry, where he is also responsible for the company's financial statements. Mr. McChesney graduated from the University of Portland, with a Bachelor degree in Accounting. For his entire 32 year working career, he has prepared and analyzed financial statements in the mining, public accounting, retail, electronics and construction industries. Mr. McChesney has been a member of this Committee since August 1998.

External Auditor Service Fees

Fees payable to the Company's independent external auditor, PricewaterhouseCoopers LLP, are detailed in the following table:

Fee category      Year Ended 2004 (US$)      Year Ended 2003 (US$)
Audit             $48,791                     $44,309
Audit related      18,827                       4,931
Tax                 3,668                           -
All other fees          -                           -

Total             $71,286                     $49,240

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company's annual financial statements.

Audit-related Fees

Audit-related fees were for the review of the Company's quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.

Tax Fees

Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

All Other Fees
None.

Pre-approval Policies and Procedures

The Company's Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company's external auditors, with the objective of maintaining the independence of the external auditors. The Company's policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company's subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Committee with the provision that such approvals be brought before the full Committee at its next regular meeting. The Company's policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee's responsibilities to management of the Company.


CORPORATE GOVERNANCE

The TSX requires listed corporations to disclose their approach to corporate governance. The Company's disclosure in this regard is set out in Appendix B to this Information Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a Director or senior officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Annual and Special Meeting of Shareholders accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission's website at www.sec.gov and on the Company's website at www.goldreserveinc.com. Additional financial information is provided in the Company's comparative financial statements and management's discussion and analysis for its year ended December 31, 2004, as contained in the 2004 Annual Report. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc. Attention: Robert A. McGuinness 926 W. Sprague
Avenue, Suite 200 Spokane, Washington 99201 Phone: (509) 623-1500 Fax:
(509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Information Circular have been approved by the Board.

The forgoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

Dated at Spokane, Washington, this 14th day of April 2005.
Rockne J. Timm
Chief Executive Officer

Robert A. McGuinness
Vice President Finance and Chief Financial Officer

APPENDIX A
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Adopted as of September 2, 2003
Amended March 29, 2005

Purpose

The primary purposes of the Audit Committee (the "Committee") are to oversee on behalf of the Board of Directors ("Board") of Gold Reserve Inc. (the "Company"):
.. _   the Company's accounting and financial reporting processes and the integrity of its financial statements;
.. _   the audits of the Company's financial statements and the
appointment, compensation, qualifications, independence and performance of the Company's independent auditors; and
.. _   the Company's compliance with legal and regulatory requirements.


The Committee also has the purpose of preparing the report that rules of the U.S. Securities and Exchange Commission (the "SEC") or the Ontario Securities Commission (the "OSC") require the Company to include in its annual proxy or information statement and Form 20-F filed with the SEC and/or its equivalent filed with the OSC.

The Committee's function is one of oversight only and does not relieve management of its responsibilities for preparing financial statements that accurately and fairly present the Company's financial results and condition, nor the independent auditors of their responsibilities relating to the audit or review of financial statements.

Organization

The Committee shall consist of at least three directors. The Board shall designate a Committee member as the chairperson of the Committee, or if the Board does not do so, the Committee members shall appoint a Committee member as chairperson by a majority vote of the authorized number of Committee members.

All Committee members shall be "independent," as defined and to the extent required in the applicable SEC and OSC rules and American Stock Exchange ("AMEX") and Toronto Stock Exchange ("TSX") listing standards and applicable laws and regulations, as they may be amended from time to time (collectively, such SEC and exchange requirements are referred to as the "listing standards"), for purposes of audit committee membership.

Notwithstanding the foregoing, one director who is not independent may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required having regard to the best interests of the Company and its shareholders, and the Board discloses, in the next periodic filing made with the SEC subsequent to such determination, the nature of the relationship and the reasons for that determination; provided, however, that any such non-independent Committee member may only serve on the Committee for two (2) years and may not serve as the chairperson of the Committee.

Each Committee member shall be "financially literate" upon appointment to the Committee, as such qualification is interpreted by the Board in its business judgment pursuant to the listing standards. At all times there shall be at least one member of the Committee who, in the Board's business judgment, is an audit committee "financial expert" as defined in the SEC rules and is "financially sophisticated" as defined in the AMEX listing standards.

Subject to the requirements of the listing standards, the Board may appoint and remove Committee members in accordance with the Company's by-laws. Committee members shall serve for such terms as may be fixed by the Board, and in any case at the will of the Board whether or not a specific term is fixed.

Independent Auditors and Their Services

The Committee shall have the sole authority and direct responsibility for the appointment, compensation, retention, termination, evaluation and oversight of the work of the independent auditors engaged by the Company for purposes of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee. The Committee's authority includes the resolution of disagreements between management and the auditors regarding financial reporting.
The Committee shall pre-approve all audit, review, attest and permissible non-audit services to be provided to the Company or its subsidiaries by the independent auditors. The Committee may establish pre-approval policies and procedures in compliance with applicable listing standards. The Committee shall obtain and review, at least annually, a report by the independent auditors describing:
.. _   the firm's internal quality-control procedures; and
.. _   any material issues raised by the most recent internal
quality-control review, or peer review, of the auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In addition, the Committee's annual review of the independent auditors' qualifications shall also include the review and evaluation of the lead partner of the independent auditors for the Company's account, and evaluation of such other matters as the Committee may consider relevant to the engagement of the auditors, including views of company management and internal finance employees, and whether the lead partner or auditing firm itself should be rotated.

Annual Financial Reporting

As often and to the extent the Committee deems necessary or appropriate, but at least annually in connection with the audit of each fiscal year's financial statements, the Committee shall:

1. Review and discuss with appropriate members of management the annual audited financial statements, related accounting and auditing principles and practices, and (when required of management under the applicable listing standards) management's assessment of internal control over financial reporting.

2. Timely request and receive from the independent auditors the report required (along with any required update thereto) pursuant to applicable listing standards prior to the filing of an audit report, concerning:
.. _   all critical accounting policies and practices to be used;
.. _   all alternative treatments of financial information within generally accepted accounting principles for policies and practices relating to material items that have been discussed with company management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

_   other material written communications between the independent auditors and company management, such as any management letter or schedule of unadjusted differences.

3. Discuss with the independent auditors the matters required to be discussed by AICPA Statement on Auditing Standards No. 61, including such matters as:
.. _   the quality and acceptability of the accounting principles applied in the financial statements;
.. _   new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;
.. _   the selection, application and effects of critical accounting policies and estimates applied by the Company;
.. _   issues raised by any "management" or "internal control" letter from the auditors, problems or difficulties encountered in the audit (including any restrictions on the scope of the work or on access to requested information) and management's response to such problems or difficulties, significant disagreements with management, or other significant aspects of the audit; and
.. _   any off-balance sheet transactions, and relationships with any unconsolidated entities or any other persons, which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

4. Review and discuss with appropriate members of management the Company's intended disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" (or equivalent disclosures) to be included in the Company's annual report on Form 20-F filed with the SEC and its equivalent filed with the OSC.

5. Receive from the independent auditors a formal written statement of all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1.

6. Actively discuss with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, and take any other appropriate action to oversee their independence.


Quarterly Financial Reporting

The Committee's quarterly review shall normally include:

1. Review and discuss the quarterly financial statements of the Company and the results of the independent auditors' review of these financial statements with appropriate members of management.

2. Review and discuss with Company management and, if appropriate, the independent auditors, significant matters relating to:
.. _   the quality and acceptability of the accounting principles applied in the financial statements;
.. _   new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;
.. _   the selection, application and effects of critical accounting policies and estimates applied by the Company; and
.. _   any off-balance sheet transactions and relationships with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

3. Review and discuss with appropriate members of management the Company's intended disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" (or equivalent disclosures) to be included in the Company's quarterly reports prepared in accordance with Canadian requirements and filed on Form 6-K with the SEC and its equivalent filed with the OSC.

Other Functions

The Committee shall review and assess the adequacy of this charter annually, recommend any proposed changes to the full Board and, to the extent required by the listing standards, certify annually to any AMEX, TSX or other listing market that the Committee reviewed and assessed the adequacy of the charter.

The Committee shall discuss with management earnings press releases (including the type and presentation of information to be included, paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information), and financial information and earnings guidance provided to analysts and rating agencies. This may be conducted generally as to types of information and presentations, and need not include advance review of each release or other information or guidance.

The Committee, to the extent it deems necessary or appropriate, shall periodically review with management the Company's disclosure controls and procedures, internal control over financial reporting and systems and procedures to promote compliance with applicable laws.

The Committee shall periodically:
.. _   inquire of management and the independent auditors about the
Company's major financial risks or exposures;
.. _   discuss the risks and exposures and assess the steps management has taken to monitor and control the risks and exposures; and
.. _   discuss guidelines and policies with respect to risk assessment and risk management.

The Committee shall conduct any activities relating to the Company's code(s) of conduct and ethics as may be delegated from time to time to the Committee by the Board.

The Committee shall establish and maintain procedures for:
.. _   the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
.. _   the confidential, anonymous submission by employees of the
Company of concerns regarding questionable accounting or auditing matters.

If the Committee so determines, the confidential, anonymous submission procedures may also include a method for interested parties to communicate directly with non-management directors.

It is the Company's policy that the Company shall not enter into transactions required to be disclosed under item 404 of the Securities and Exchange Commission's Regulation S-K or other applicable Canadian requirements unless the Committee first reviews and approves such transactions.

The Committee shall review and take appropriate action with respect to any reports to the Committee from internal or external legal counsel engaged by the Company concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Company, its subsidiaries or any person acting on their behalf.

The Committee shall, from time to time as necessary, review the effect of regulatory and accounting initiatives on the financial statements of the Company. In addition, the Committee, as it considers appropriate, may consider and review with the full Board, company management, internal or external legal counsel, the independent auditors or any other appropriate person any other topics relating to the purposes of the Committee which may come to the Committee's attention.

The Committee may perform any other activities consistent with this charter, the Company's corporate governance documents and applicable listing standards, laws and regulations as the Committee or the Board considers appropriate.

Meetings, Reports and Resources

The Committee shall meet as often as it determines is necessary, but not less than quarterly. The Committee shall meet separately with management and independent auditors. In addition, the Committee may meet with any other persons, as it deems necessary.

The Committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the by-laws or the listing standards. The chairperson or a majority of the Committee members may call meetings of the Committee. A majority of the authorized number of Committee members shall constitute a quorum for the transaction of Committee business, and the vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee, unless in either case a greater number is required by this charter, the by-laws or the listing standards. The Committee shall keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the Company's corporate records.

The Committee shall prepare any audit committee report required to be included in the Company's annual meeting proxy or information statement, and report to the Board on the other matters relating to the Committee or its purposes, as required by the listing standards. The Committee shall also report to the Board annually the overall results of its annual review of the independent auditors' qualifications, performance and independence. The Committee shall also report to the Board on the major items covered by the Committee at each Committee meeting, and provide additional reports to the Board as the Committee may determine to be appropriate, including review with the full Board of any issues that arise from time to time with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the independent auditors.

The Committee is at all times authorized to have direct, independent and confidential access to the independent auditors and to the Company's other directors, management and personnel to carry out the Committee's purposes. The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the Committee.

As the Committee deems necessary to carry out its duties, it is authorized to select, engage (including approval of the fees and terms of engagement), oversee, terminate, and obtain advice and assistance from outside legal, accounting, or other advisers or consultants. The company shall provide for appropriate funding, as determined by the Committee, for payment of:

.. _   compensation to the independent auditors for their audit and audit-related, review and attest services;
.. _   compensation to any advisers engaged by the Committee; and

_   ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Nothing in this charter is intended to preclude or impair the protection provided under corporation law for good faith reliance by members of the Committee on reports or other information provided by others.


APPENDIX B STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In this Appendix, the Company's corporate governance practices are compared with the TSX's guidelines for improved corporate governance (the "TSX Guidelines"). The Company's Board has reviewed this response to the TSX Guidelines.

TSX Guidelines
1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(a)    adoption of a strategic planning process;

(b) the identification of principal risks of the corporation's business and ensuring theimplementation of appropriate systems to manage these risks;

(c) succession planning, including appointing, training and monitoring senior management;

(d)    a communications policy for the corporation; and

(e) the integrity of the corporation's internal control and management information systems.


Company's Governenace Practices
1. The board of directors (the Board) has the responsibility for supervising the conduct of the Company's affairs and the management of its business.
To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company.

Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies. These strategies are under constant review by the Board and senior management. The Board's duties include overseeing strategic planning, reviewing and assessing principal risks to the Company's business and approving risk management strategies.

The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Company's business. Management reports regularly to the Board in relation to principal risks which potentially could affect the Company's business activities.

In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues.

The Board reviews and approves, for release to shareholders, quarterly and annual reports on the performance of the Company. It seeks to ensure that the Company communicates effectively with its shareholders, respective investors and the public, including dissemination of information on a timely basis. Through its officers, the Company responds to questions and provides information to individual shareholders, institutional investors, financial analysts and the media.

The Board's duties include supervising and evaluating management, authorizing significant expenditures, and overseeing the Company's internal controls and information systems.



TSX Guidelines
2. The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

Company's Governenace Practices
2. The Board presently consists of seven members, of which four are considered unrelated.

The Corporation does not have a significant shareholder.


TSX Guidelines
3. The application of the definition of unrelated director to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors, or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

Company's Governance Practices
3. The Board believes that Messrs. Coleman, McChesney, Mikkelsen, and Potvin are unrelated directors within the meaning of the TSX Guidelines as none of them is an executive officer or employee of the Company or party to any material contract with the Company and none of them receive remuneration from the Company in excess of directors' fees and grants of stock options. Mr. Coleman is non-executive Chairman. The Board believes that the four Directors are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. The remaining Directors, Messrs. Timm, Belanger and Geyer, are employees of the Company.

TSX Guidelines
4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

Company's Governance Practices
4.The Company's unrelated directors are responsible for the assessment of the effectiveness of the Board as a whole and participate in the recruitment and recommendation of nominees for appointment or election to the Board.


TSX Guidelines
5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

Company's Governance Practices
5. Due to its current size, the Board does not currently have a separate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual Directors. The Board as a whole bears these responsibilities.



TSX Guidelines
6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

Company's Governance Practices
6. Due to its current size, the Board does not currently provide an orientation and education program specifically training new recruits to the Board. All directors are given direct access to management to provide information on the Company and its business and affairs.



TSX Guidelines
7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

Company's Governance Practices
7. The size and composition of the Board is subject to periodic review by the Board as a whole. Having regard to the present size and activities of the Company, the current composition of seven members provides, in the Board's view, an appropriate board size for the Company.



TSX Guidelines
8. The board of directors should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Company's Governance Practices
8. The Board reviews from time to time the compensation paid to Directors in order to ensure that they are being adequately compensated for the duties performed and the obligations they assume. The Board as a whole is responsible for determining the compensation paid to the Directors.


TSX Guidelines
9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

Company's Governance Practices
9. The Board has three Committees: the Audit Committee, the Compensation Committee and the Executive Committee.

The Audit Committee, which met 4 times during 2004, in person and by phone, consists of Chris D. Mikkelsen (Chair), Patrick D. McChesney and J.C. Potvin, all of whom are unrelated directors.

The Compensation Committee, which met 9 times during 2004, in person and by phone, consists of Chris D. Mikkelsen (Chair) and Jean Charles Potvin, both of whom are unrelated directors.

The Executive Committee, which is comprised of James H. Coleman, Rockne
J. Timm and A. Douglas Belanger, meets in person or by phone on a regular basis. Mr. Coleman is considered an outside and unrelated director. Mr. Timm and Mr. Belanger are considered to be inside directors.


TSX Guidelines
10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

Company's Governance Practices
10. The Board as a whole assumes responsibility for the Company's approach to all matters of corporate governance, including the Company's response to the TSX Guidelines.


TSX Guidelines
11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

Company's Governance Practices
11. The Board as a whole is responsible for the overall stewardship and governance of the Company. This includes developing position descriptions for the Board and the CEO. The Board reviews and approves the corporate objectives the CEO is responsible for meeting and assesses the CEO's performance against those objectives. The Board defines the limits to management's authority. The Board expects management to: review the Company's strategies and their implementation of those strategies in all key areas of the Company's activities; carry out a comprehensive budgeting process and monitor the Company's financial performance against the budget; and identify opportunities and risks affecting the Company's business and find ways of dealing with those opportunities and risks as they may arise. For the Company's Governance Practices see TSX Guideline #1.


TSX Guidelines
12. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committe of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committe of the board.

Company's Governance Practices
12. The Board has appointed James H. Coleman as its Chairman. One of his responsibilities is to oversee the Board processes so that it operates efficiently and effectively in carrying out its duties and to act as liason between the Board and management. The Board believes that, in light of the Company's size and stage of development, Mr. Coleman's background with the Company, it is appropriate for Mr. Coleman to act as Chairman of the Board.


TSX Guidelines
13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committe to ensure that management has done so.


Company's Governance Practices
13. The Audit Committee, consisting entirely of outside and unrelated directors, meets regularly with the Company's financial management team, and with the external auditors without management present, to satisfy itself and the Board that shareholders receive timely and accurate reports on the financial status of the Company. The Audit Committee recommends to the Board a firm of independent certified public accountants to audit the annual financial statements, discusses with the auditors and approves in advance the scope of the audit, reviews with the independent auditors the financial statements and their audit report, reviews management's administration of the system of internal accounting controls, and reviews the Company's procedures relating to business ethics. The Board has delegated review of the quarterly financial statements to the Audit Committee prior to filing with regulatory agencies. The Audit Committee reports to the Board on its activities and findings.


TSX Guidelines Company's Governance Practices
14. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.

Company's Governance Practices
14. The Board permits individual Directors, subject to the approval of the Board, to engage outside legal, financial or other expert advisors at the Company's expense in appropriate circumstances.







GOLD RESERVE INC.

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

June 2, 2005

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the "Company") hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the Company, or instead of either of them ____________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting (the "Meeting") of Shareholders of the Company to be held on June 2, 2005 at 9:30 a.m. (Pacific daylight time) and at any adjournment thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournment or adjournments thereof and, without limiting the general authorization given, the person above named is specifically directed to vote on behalf of the undersigned in the following manner:

1) On the election of directors, for the nominees set forth in the Information Circular of the Company dated April 14, 2005:

	VOTE FOR ____________		or	WITHHOLD VOTE _________
       (and, if no specification is made, to vote FOR);

2) On the appointment of PricewaterhouseCoopers LLP as auditors of the Company:

       VOTE FOR ____________		or	WITHHOLD VOTE _________
       (and, if no specification is made, to vote FOR);

3)  On the approval to increase the options available to the 1997
    Incentive Stock Option Plan by an additional 800,000:

       VOTE FOR ____________		or	VOTE AGAINST _________
       (and, if no specification is made, to vote FOR);

4) On the approval of the issuance of 75,000 Class A Common Shares of the Company for purchase by the KSOP Plan:

       VOTE FOR ____________		or	VOTE AGAINST _________
       (and, if no specification is made, to vote FOR);

and conferring discretionary authority to vote on amendments or variations to the matters identified in the Notice of Annual and Special Meeting relating to the Meeting and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the person above named may see fit.

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the said proxy may lawfully do in the premises.

DATED this _____ day of __________, 2005.

________________________________________		_____________________________
Print Name						Print Name (if held jointly)

________________________________________		_____________________________
Signature						Signature (if held jointly)



99.3  Report of Voting Results at Annual and Special Meeting of Shareholders

GOLD RESERVE INC.
Annual and Special Meeting of Shareholders
June 2, 2005

REPORT OF VOTING RESULTS

Section 11.3 National Instrument 51-102 - Continuous Disclosure Obligations

June 2, 2005

Common Shares represented at the meeting                22,053,636 or 62%
Total outstanding (Class A and Class B) Common Shares
       as at record date:                               35,807,216

The matters voted upon at the Meeting and the results of the voting were as follows:

General Business           Outcome of Vote      Votes For     Votes Withheld
1. Election of Directors
The election of
Rockne J. Timm,
A. Douglas Belanger,
James P. Geyer,
James H. Coleman,
Patrick D. McChesney,
Chris D. Mikkelsen, and
Jean Charles Potvin
as directors.                       FOR         21,482,074         571,562

2. Appointment of Auditor
The appointment of
PricewaterhouseCoopers LLP
as auditor until the close
of the next annual meeting
or until a successor is
appointed.                          FOR         22,364,953          40,768



Special Business           Outcome of Vote      Votes For     Votes Against
3.Amendment to increase
the number of Common
Shares subject to the
Plan by 800,000.                    FOR         14,433,609       5,327,099

4.The issuance of 75,000
Class A common shares for
purchase by the KSOP Plan           FOR         18,435,868       1,634,802

For additional information please see the Circular dated April 14, 2005.


June 10, 2005

/s/ Robert A. McGuinness
Vice President Finance and CFO